AEGIS CAPITAL CORP.
810 Seventh Avenue
New York, New York 10019

September 22, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Boxlight Corporation (the “Company”)
File No. 333-204811
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of the Company that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Thursday, September 24, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from September 18, 2015 to the date of this letter, we, acting on behalf of the several underwriters, distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the preliminary prospectus, dated September 18, 2015, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The Representative confirms on behalf of itself and the several underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Daniel Otoya
Name:	Daniel Otoya
Title:	Compliance Officer